Exhibit 5.02(g)

EXECUTION COPY

INDEMNIFICATION AND ESCROW AGREEMENT, dated as of August 30, 2004 (this “Agreement”), among MILLSTREAM ACQUISITION CORPORATION (to be renamed NationsHealth, Inc. at the Effective Time), a Delaware corporation (“Parent”), CONTINENTAL STOCK TRANSFER & TRUST COMPANY, a New York corporation, as Escrow Agent (the “Escrow Agent”), RGGPLS HOLDING, INC., a Florida corporation (“RGGPLS”), and Arthur Spector (“Spector”).

WHEREAS, Parent, N Merger L.L.C., a Florida limited liability company and a wholly owned subsidiary of Parent (“Sub”), and NationsHealth Holdings, L.L.C., a Florida limited liability company (the “Company”), propose to enter into an Agreement and Plan of Merger, dated as of March 9, 2004 (as the same may be amended or supplemented, the “Merger Agreement”), providing for the merger of Sub with and into the Company (the “Merger”); and

WHEREAS, Parent, RGGPLS and Spector desire to make the covenants and agreements set forth herein.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

ARTICLE I

Certain Definitions

SECTION 1.01.  Definitions.  (a) Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Merger Agreement.

(b) In addition, capitalized terms used herein shall have the meaning set forth in this Article I or elsewhere in this Agreement.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks are not required or authorized by law or executive order to close in New York, New York.

“Common Stock” shall mean the common stock, par value $0.0001 per share, of Parent.

“Company Members” shall mean RGGPLS, GRH Holdings, L.L.C., a Florida limited liability company, and Becton, Dickinson and Company, a New Jersey corporation, and each of their respective successors and assigns.

“Effective Time” shall have the meaning assigned to such term in the Merger Agreement.

“Escrowed Amount” shall mean an amount equal to $2,000,000.

“Escrowed Funds” shall mean the Escrowed Amount, plus any interest or dividends earned on the Escrowed Amount after transfer thereof to the Escrow Agent at the Effective Time pursuant to Section 3.01.

“Losses” of any person shall mean any and all losses, damages, liabilities, claims or expenses (including reasonable attorneys’ fees) incurred by such person.

“Parent Indemnified Stockholders” shall mean the stockholders of Parent who are or were such as of the record date declared by Parent for the Parent Stockholders Meeting (other than any such stockholders of Parent who are holders of IPO Shares that have demanded that Parent convert their IPO Shares into cash pursuant to Article Fifth, paragraph B of the Parent Charter and/or Section 8.8 of the Underwriting Agreement).

“Parent Losses” shall mean Losses of Parent as determined pursuant to Section 2.02 hereof.

“Termination Date” shall mean the close of business on the first anniversary of the Effective Time.

“Trust Agreement” shall mean the Investment Management Trust Agreement, dated as of August 25, 2003, between Parent and the Escrow Agent.

ARTICLE II

Indemnification

SECTION 2.01.  Survival of Representations and Warranties and Covenants.  Solely for purposes of this Agreement, the representations and warranties of the Company contained in Article III of the Merger Agreement, and the covenants of the Company in the Merger Agreement, shall survive the Closing and shall remain in full force and effect, until the Termination Date.

SECTION 2.02.  Indemnification.  (a)  Subject to Section 2.01, Parent Losses shall be calculated as the cumulative sum of any and all Losses suffered or incurred by Parent, up to the amount of the Escrowed Amount, that arise out of:

(i)                                     any breach of any representation or warranty of the Company that is contained in Article III of the Merger Agreement; or

(ii)                                  the breach of any covenant of the Company that is contained in the Merger Agreement and that requires performance prior to the Closing Date.

(b)                                 For the purposes of calculating the Parent Losses pursuant to this Section 2.02, such Parent Losses shall be net of any amount recovered by Parent under insurance policies with respect to such Parent Losses.  To the extent that Parent (or its subsidiaries) has insurance coverage in respect of any Loss, it shall use commercially reasonable efforts to claim against such insurance.

SECTION 2.03.  Third-Party Claims.  (a)  If a claim by a third party (a “Third-Party Claim”) is made against Parent arising out of a matter which will result in a Parent Loss pursuant to Section 2.02, Parent and Spector shall promptly notify RGGPLS in writing (in reasonable detail) of such claim promptly after receipt of such claim.  The failure to promptly notify RGGPLS hereunder shall not impair the payment by the Escrow Agent of Escrowed Funds to the Parent Indemnified Stockholders pursuant to Article IV, except to the extent that RGGPLS is actually and materially prejudiced by such failure (except that Parent Losses shall not include any expenses that were incurred during the period in which Parent or Spector failed to give such notice).  Thereafter, Parent shall deliver to RGGPLS, within 5 Business Days’ time after receipt thereof, copies of all notices and documents (including court papers) received relating to such Third Party Claim.

(b)                                 RGGPLS shall be entitled to participate in the defense of a Third-Party Claim, through its counsel, at its own expense; provided, however, that Parent shall be liable for the reasonable fees and expenses of RGGPLS’ counsel if RGGPLS reasonably determines that the defense of such Third-Party Claim will involve a conflict of interest between Parent and RGGPLS.  If RGGPLS so chooses, it may assume the defense of such Third Party Claim, and in such case Parent shall be liable for the reasonable fees and expenses of RGGPLS’ counsel.

(c)                                  With respect to any Third Party Claim, Parent shall cooperate with RGGPLS in the defense and prosecution of such Third Party Claim, including by providing records and information that RGGPLS reasonably determines is relevant to such Third-Party Claim.  Parent shall not settle or compromise any Third-Party Claim without the prior written consent of RGGPLS.

SECTION 2.04.  Limitations on Indemnification.  Notwithstanding any other provision of this Agreement:

(a)  No Escrowed Funds shall be paid pursuant to Article IV by the Escrow Agent to the Parent Indemnified Stockholders in respect of Parent Losses (i) until the aggregate amount of Parent Losses exceeds on a cumulative basis $250,000, provided that no Loss shall be included in the calculation of the aggregate Parent Losses set forth in this clause (i) other than individual Losses in excess of $1,000, or (ii) for individual or cumulative Parent Losses in excess of the Escrowed Amount.  Notwithstanding any provision herein, no Escrowed Funds shall be paid by the Escrow Agent to the Parent Indemnified Stockholders pursuant to Article IV with respect to Parent Losses resulting from any special or punitive damages or any Losses that are not reasonably foreseeable or reasonably related to the breach giving rise to such Loss.  Parent, RGGPLS and Spector shall cooperate with each other with respect to resolving any claim or liability that may lead to Parent Losses hereunder including by making commercially reasonable efforts to mitigate or resolve any such claim or liability;

(b) Spector and Parent further acknowledge and agree that, other than (i) the representations and warranties of the Company contained in Article III of the Merger Agreement and (ii) the covenants of the Company contained in the Merger Agreement, there are no representations, warranties or covenants of the Company either expressed or implied with respect to the transactions contemplated by the Merger Agreement or this Agreement; and

(c) Parent and Spector further agree that the Escrowed Funds shall not be paid by the Escrow Agent to the Parent Indemnified Stockholders pursuant to Article IV in respect of any Parent Losses if the fact, matter, event or occurrence giving rise to such Parent Losses (i) was disclosed in the Merger Agreement, the Company Disclosure Letter or any other Transaction Agreement, or (ii) is reserved against or reflected in the Company Financial Statements.

SECTION 2.05.  Exclusive Remedy.  Parent’s right to receive the Escrowed Amount for distribution to the Parent Indemnified Stockholders in connection with Parent Losses calculated according to Article II constitutes Parent’s sole remedy for Losses with respect to (i) any breach of any representation or warranty of the Company contained in Article III of the Merger Agreement that survives the Closing Date, (ii) the breach of any covenant of the Company that is contained in the Merger Agreement and requires performance prior to the Closing Date, or (iii) any claim arising out of the Merger Agreement, this Agreement or the Transactions, and shall prevent the assertion by Parent of any other rights or the seeking of any remedies with respect to the Merger Agreement, this Agreement or the Transactions against RGGPLS or the other Company Members (other than with respect to a cause of action arising from fraud).  In furtherance of the foregoing, each of Spector and Parent hereby waive, from and after the Effective Time, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action with respect to the Merger Agreement, this Agreement or the Transactions, including rescinding the Merger Agreement or this Agreement, that it may have against the Company, RGGPLS or the other Company Members arising under or based upon any applicable Law or arising under or based upon common Law or otherwise (except (i) pursuant to the provisions relating to the Escrowed Funds set forth in this Agreement or (ii) with respect to a cause of action arising from fraud).

SECTION 2.06.  Termination of Indemnification.  Parent’s rights under this Agreement for any Parent Losses shall terminate upon the Termination Date; provided, however, that Parent’s rights with respect to any Parent Loss shall not terminate if a Claim has been made for such Parent Loss in accordance with the terms of Article IV on or prior to the Termination Date.

ARTICLE III

Creation of Escrow;
Investment of Escrowed Funds

SECTION 3.01.  Creation of Escrow.  Parent hereby directs the Escrow Agent, at the Effective Time, in its capacity as trustee under the Trust Agreement, to transfer to the Escrow Agent, out of the Trust Funds otherwise payable to Parent pursuant to the Trust Agreement, an amount equal to the Escrowed Amount.  The Escrow Agent hereby agrees to accept the Escrowed Amount and hold the same in escrow pursuant to the terms of this Agreement.  The Escrow Agent and the other parties hereto agree that all Escrowed Funds held hereunder shall be held for the account of the Parent Indemnified Stockholders for purposes of payment to the Parent Indemnified Stockholders as required under Article IV hereunder and, if not so paid, for the account of Parent to be used as Parent shall determine.

SECTION 3.02.  Investment of Escrowed Funds.  The Escrow Agent, at the written direction of RGGPLS, shall, to the extent practicable, invest and reinvest the Escrowed Amount in any of the following as may be specified in writing by RGGPLS: (i) readily marketable direct obligations of or obligations guaranteed by the United States of America maturing within one year from their respective dates of issuance, or (ii) certificates of deposit maturing within 30 days from their respective dates of issuance and issued by state or national banking institutions each of which shall have a capital and undivided surplus (as reflected in its latest publicly available financial statements) aggregating at least $50 million.

ARTICLE IV

Release of Escrowed Funds

SECTION 4.01.  Release of Escrowed Funds.  The Escrow Agent agrees not to release the Escrowed Funds to Parent except in accordance with the procedures set forth in this Article IV.

SECTION 4.02.  Payment to Parent Indemnified Stockholders.  (a) If at any time and from time to time on or prior to the Termination Date Spector discovers that Parent Losses have been suffered or incurred that would require the release of all or a portion of the Escrowed Amount, Spector shall provide written notice of such Parent Losses to the Escrow Agent on or prior to the Termination Date (such notice, a “Claim”) and deliver at the same time a copy of such Claim to RGGPLS.  The Claim shall indicate the amount of Parent Losses as calculated pursuant to Article II of this Agreement (the “Indemnity Amount”) and shall with reasonable specificity state the facts or circumstances giving rise to such Parent Losses.

(b) The Escrow Agent shall, between 11 and 15 Business Days after the date of receipt of the Claim, or as soon as practicable thereafter, transfer and deliver an amount of the Escrowed Amount equal to the Indemnity Amount to the Parent Indemnified Stockholders in accordance with Section 4.02(c), unless the Escrow Agent shall have received, within 10 Business Days after the date of the receipt of the Claim, a written objection from RGGPLS to such transfer and delivery setting forth the amount in dispute, in which case the Escrow Agent shall transfer and deliver any undisputed amount to the Parent Indemnified Stockholders in accordance with Section 4.02(c) and shall continue to hold the disputed amount until either (A) receipt of a certificate signed by Spector and RGGPLS directing the Escrow Agent to deliver an amount equal to the Indemnity Amount set forth in such certificate to the Parent Indemnified Stockholders in accordance with Section 4.02(c) or (B) receipt of a final order or judgment of a court of competent jurisdiction directing the Escrow Agent to deliver an amount equal to the

Indemnity Amount specified therein to the Parent Indemnified Stockholders in accordance with Section 4.02(c).

(c) Subject to and in accordance with the terms of Section 4.02(b), the Escrow Agent shall pay any Indemnity Amount to each Parent Indemnified Stockholder in the proportion that the number of shares of Common Stock then held by such stockholder bears to the aggregate number of outstanding shares of Common Stock then held by the Parent Indemnified Stockholders as a whole (it being understood that the number of shares of Common Stock held by any Parent Indemnified Stockholder shall be adjusted for any stock dividend, stock split, recapitalization, combination or exchange of shares, merger or consolidation or other change or transaction by Parent occurring after the Effective Time and prior to the date of such dividend).

(d) Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that to the extent any amounts are paid to the Parent Indemnified Stockholders pursuant to this Section 4.02, such amounts shall continue to be counted as part of the cumulative sum of Parent Losses.

SECTION 4.03.  Payment to Parent at the Termination Date. Promptly after the Termination Date and upon written notice from Parent, the Escrow Agent shall transfer and deliver any Escrowed Funds that have not otherwise been paid by the Escrow Agent to the Parent Indemnified Stockholders in accordance with Section 4.02, if any, to Parent, except to the extent of a Claim having been made in accordance with Section 4.02(a) or a dispute with respect to a Claim as set forth in Section 4.02(b).  Such remaining Escrowed Funds shall not be paid to the Parent Indemnified Stockholders and shall be transferred and delivered to Parent to be used as Parent shall determine.  Parent shall deliver the written notice referred to above to the Escrow Agent after the Termination Date.

ARTICLE V

The Escrow Agent

SECTION 5.01.  General.  (a)  The Escrow Agent shall not deal with the Escrowed Funds except in accordance with (i) this Agreement, (ii) written instructions given in conformity with this Agreement or (iii) instructions agreed to in writing by Spector and RGGPLS.  The Escrow Agent shall not be bound in any way by the Merger Agreement or by any agreement or contract among RGGPLS, Spector or Parent (whether or not the Escrow Agent has knowledge thereof), it being understood that the Escrow Agent’s only duties and responsibilities shall be to invest, hold and distribute the Escrowed Funds in accordance with the terms of this Agreement.  The Escrow Agent shall not be responsible for any loss resulting from investments of the Escrowed Funds in accordance with the terms of this Agreement.  The Escrow Agent makes no representations and has no responsibility as to the validity, genuineness or sufficiency of any of the documents or instruments included in the subject matter of the escrow.  The Escrow Agent may rely and shall be protected in relying upon any resolution, certificate, opinion, request, communication, demand, receipt or other paper or document in good faith believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)                                 The Escrow Agent shall not be liable for any action taken or omitted by it in good faith unless a court of competent jurisdiction determines that the Escrow Agent’s gross negligence or willful misconduct was the primary cause of any loss to Parent, Spector, RGGPLS or the other Company Members.  In the administration of the escrow account hereunder, the Escrow Agent may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may consult with counsel, accountants and other skilled persons to be selected and retained by it.  The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons.

(c)                                  Parent hereby agrees to indemnify the Escrow Agent for, and to hold it harmless against, any loss, liability or expense arising out of or in connection with this Agreement and the carrying out of its duties hereunder, including the costs and expenses of defending itself against any claim of liability, except in those cases where the Escrow Agent has been guilty of gross negligence or willful misconduct.  Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special or punitive damages or any damages that are not reasonably foreseeable or reasonably related to the breach giving rise to such damages even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(d)                                 In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims, or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction.

(e)                                  Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under this Agreement without further act.

SECTION 5.02.  Resignation.  The Escrow Agent or any successor Escrow Agent hereunder may resign by giving 30 days’ prior written notice of resignation to Parent, Spector and RGGPLS, and such resignation shall be effective from the date specified in such notice.  In case the office of Escrow Agent shall become vacant for any reason, Spector and RGGPLS may jointly appoint a bank or trust company having capital and undivided surplus (as reflected in its latest publicly available certified financial statements) of not less than $25 million and having an office in New York, New York, as successor Escrow Agent hereunder by an instrument or instruments in writing delivered to such successor Escrow Agent, the retiring Escrow Agent, Spector and RGGPLS, whereupon such successor Escrow Agent shall succeed to all the rights and obligations of the retiring Escrow Agent as if this Agreement were originally executed by such successor Escrow Agent, and the retiring Escrow Agent shall duly transfer and deliver to such successor Escrow Agent the Escrowed Funds in the form held by it hereunder at such time.

SECTION 5.03.  Communication.  The Escrow Agent may direct all communications, notices and matters relating to the administration of the escrow account hereunder to Spector and RGGPLS.

ARTICLE VI

SECTION 6.01.  Term of Agreement.  This Agreement shall become effective upon the occurrence of the Effective Time; provided, however, that if the Merger Agreement is terminated in accordance with its terms then this Agreement shall terminate and be of no further force or effect as if this Agreement were never executed and delivered.

ARTICLE VII

Miscellaneous

SECTION 7.01.  Expenses.  Each party shall pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, provided, that the Escrow Agent’s fees and expenses in acting hereunder (including the reasonable fees, expenses and disbursements of its counsel), shall be paid by Parent.

SECTION 7.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)  if to the Company before the Effective Time:

Millstream Acquisition Corporation

c/o Arthur Spector

435 Devon Park Drive

Building 400

Wayne, PA 14087

Attention:  Chairman, Chief Executive

Officer and President

Telecopy No.: (610) 254-4367

with a copy to:

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 South Broad Street, Suite 400

Philadelphia, PA  19102-5003

Attention:  Barry J. Siegel, Esq.

Telecopy No.: (215) 568-6603

(ii)  if to the Company on or after the Effective Time:

NationsHealth, Inc.

13650 N.W. 8th St., Suite 109

Sunrise, FL  33325

Attention:  Glenn M. Parker M.D.,

Robert Gregg,

Lewis Stone and

Michael Gusky

Telecopy No.: (954) 903-5005

with a copy to:

McDermott, Will & Emery

201 S. Biscayne Blvd., Suite 2200

Miami, FL  33131

Attention: Ira J. Coleman, Esq.

Telecopy No.:  (305) 347-6500

 (iii)  if to RGGPLS:

RGGPLS Holding, Inc.

13650 N.W. 8th Street, Suite 109

Sunrise, FL  33325

Attention:       Glenn M. Parker, M.D.,

Robert Gregg and

Lewis Stone

Telecopy No.:  (954) 903-5005

with a copy to:

McDermott, Will & Emery

201 S. Biscayne Blvd., Suite 2200

Miami, FL  33131

Attention:       Ira J. Coleman, Esq.

Telecopy No.:  (305) 347-6500

(iv)  if to Spector:

Arthur Spector

435 Devon Park Drive

Building 400

Wayne, PA 14087

with a copy to:

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 South Broad Street

Philadelphia, PA 19102

Attention:  Barry J. Siegel, Esq.

Telecopy No.:  (215) 568-6603

(v) if to the Escrow Agent:

Continental Stock Transfer & Trust Company

17 Battery Place

New York, NY 10004

Attn:  Compliance Department

Telecopy No.:  [      ]

SECTION 7.03.  Assignability.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that RGGPLS shall be permitted to merge with or into, consolidate with, liquidate and recontribute its assets and liabilities to, convert into, exchange its capital stock for equity interests in, or otherwise change its form or status to, in each case a limited liability company the equity interests of which are beneficially owned in the same proportion and by the same persons as the capital stock of RGGPLS was beneficially owned (each of such actions, a “Conversion” and, RGGPLS as so Converted into a limited liability company, “Newco”), and, that from and after such Conversion (i) Newco shall succeed to all of the rights and obligations of RGGPLS under this Agreement without the consent of or any action of any of the parties hereto or any written amendment hereto, (ii) Newco shall be entitled to enforce all of the rights, and perform all of the obligations, hereunder as if Newco was a signatory hereto and (iii) all references in this Agreement to RGGPLS shall be deemed references to Newco.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 7.04.  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, written and oral.

SECTION 7.05.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

SECTION 7.06.  Interpretation.  The article, section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 7.07.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be a single agreement.

SECTION 7.08.  Amendment; No Waivers.  This Agreement may not be amended, waived or modified except by an instrument in writing signed by RGGPLS, Spector, Parent and the Escrow Agent.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement.  The failure of any party at any time to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same.  No waiver by any party of any breach of any term contained in this Agreement shall be deemed to be or construed as a further or continuing waiver of any such breach in any subsequent instance or waiver of any breach of any other term contained in this Agreement.

SECTION 7.09.  Consent to Jurisdiction.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any New York state court or any Federal court located in the State of New York in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any New York state court or any Federal court sitting in the State of New York, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

SECTION 7.10.  Severability.  If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 7.11.  Further Assurances.  Each of RGGPLS, Spector, and Parent agree to execute and deliver, upon the written request of any party hereto, any and all such further instruments and documents as reasonably appropriate for the purpose of obtaining the full benefits of this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have caused chic Agreement to be duly executed as of the date first written above.

MILLSTREAM ACQUISITION CORPORATION

by	/s/ ARTHUR SPECTOR
	Name:	Arthur Spector
	Title:	Chairman, Chief Executive Officer and President

CONTINENTAL STOCK TRANSFER AND TRUST COMPANY,
as Escrow Agent

by	/s/ STEVEN MELSON
	Name:	Steven Melson
	Title:	President

RGGPLS HOLDING, INC.

by	/s/ GLENN M. PARKER
	Name:	Glenn M. Parker
	Title:	President

/s/ ARTHUR SPECTOR
Arthur Spector